Exhibit 99.1

For Immediate Release: June 14, 2022

Attention: Business Editors

VERSABANK TO ACQUIRE OCC-CHARTERED NATIONAL US BANK, PROVIDING PLATFORM FOR GROWTH IN THE UNITED STATES

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced that, through its wholly owned U.S. subsidiary, VersaHoldings US Corp., it has signed a definitive agreement to acquire Minnesota-based Stearns Bank Holdingford, N.A. (“SBH”), a privately held, wholly owned subsidiary of Stearns Financial Services Inc. (“SFSI”) based in St. Cloud, Minnesota, for an estimated US$13.5million (CA$17.4 million) (subject to adjustment at closing). SBH is a fully operational national bank, OCC (Office of the Comptroller of the Currency)-chartered Bank, focused on small business lending, which is expected to add approximately US$60 million in total assets to VersaBank, subject to any adjustments at closing. Upon closing, SBH will be renamed VersaBank USA National Association. SFSI and its other subsidiaries (Stearns Bank N.A. ($2.2 billion in assets) and Stearns Bank Upsala, N.A. ($75 million in assets)) will continue to operate as usual.

HIGHLIGHTS OF VERSABANK’S ACQUISITION

•	Provides VersaBank with access to U.S. deposits to fuel the growth of its Receivable Purchase Program business, which VersaBank recently launched in the U.S. following a period of significant growth and success in Canada;

•	Expected to be accretive to VersaBank’s earnings per share within the first year after closing; and,

•	VersaBank USA is expected to be well capitalized on closing with a Total Capital ratio in excess of 10%.

“This acquisition represents a transformational next step in VersaBank’s long-term growth strategy,” said David Taylor, President and Chief Executive Officer, VersaBank. “We have built a tremendously successful digital banking operation in Canada, providing innovative, technology-based solutions to serve unmet needs, which has driven outsized earnings growth. Now, with the acquisition of U.S.-based SBH, we will have a platform from which to replicate that success in the Western world’s largest banking market, in particular, through acceleration of the roll out of our innovative and highly differentiated Receivable Purchase Program solution, which has been very successful in Canada, in the US$1.8 trillion and growing U.S. consumer and small business point-of-sale financing market.”

Mr. Taylor added, “It has been a pleasure working with the team at SFSI and we look forward to exploring future opportunities for collaborations to our mutual benefit.”

“For over forty-five years, Stearns Bank has proudly served the strong and vibrant Holdingford community, and we are excited to continue to do so in our partnership with VersaBank” said Heather Plumski, President of Stearns Bank Holdingford N.A. “It speaks volumes that our Canadian neighbor, VersaBank, has chosen Holdingford as the best location to launch its U.S.-based banking and financing. VersaBank shares our values and culture, and we’re confident VersaBank will be welcomed with open arms in Holdingford when the community gets to know our Canadian partner.”

Kelly Skalicky, President and CEO of Stearns Financial Services, Inc. expressed her enthusiasm for the partnership with VersaBank, “Congratulations to Holdingford on its continued growth and for attracting VersaBank for its U.S. expansion plan. David and the VersaBank team are terrific and proving to be a perfect partner – together, we will deliver even more to our local communities and beyond.”

Closing of the acquisition, expected before the end of VersaBank’s fiscal year (October 31, 2022), is subject to regulatory approval in both the U.S. and Canada.

Raymond James & Associates, Inc. served as financial advisor, Davis Polk & Wardwell LLP served as legal counsel, and Chain Bridge Partners, LLC acted as regulatory advisor to VersaBank in the transaction.

ABOUT STEARNS FINANCIAL SERVICES INC.

Stearns Financial Services Inc. (SFSI) is a well-capitalized, $2.4 billion independent financial holding company based in St. Cloud, MN. It is the holding company for Stearns Bank N.A. and Stearns Bank Upsala, N.A. Recognized as one of the nation’s top-performing banks by both American Banker and Independent Banker magazines, Stearns Bank specializes in nationwide construction finance, small business lending, and equipment financing. Driven by a passion to help others achieve their greatest ambitions, Stearns Bank gets the job done! For more information, visit StearnsBank.com.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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